貝克・麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

07021371

RECEIVED
FEB 2 0 2007
SEC MAIL PROCESSING SECTION WASH. DC 202

2:00

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Washington, DC

February 13, 2007

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951 3561

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated February 7, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip

Encl.

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

3

dw 2/28

ANDREW J.L. AGLIONBY
BRIAN BARRON
EDMOND CHAN
ELSA S.C. CHAN
RICO W.K. CHAN
BARRY W.M. CHENG
MILTON CHENG
DEBBIE F. CHEUNG
PEGGY P.Y. CHEUNG
CHEUNG YUK-TONG
STEPHEN R. ENO*
DAVID FLEMING
GEORGE FORRAI*
DOROTHEA KOO
WILLIAM KUO
HARVEY LAU
ANGELA W.Y. LEE**
LAWRENCE LEE
NANCY LEIGH
ANITA P.F. LEUNG
CHEUK YAN LEUNG
LI CHIANG LING
JACKIE LO
ANDREW W. LOCKHART
LOO SHIH YANN
JASON NG
MICHAEL A. OLESNICKY
ANTHONY K.S. POON*
GARY SEIB
JACQUELINE SHEK
STEVEN SIEKER
CHRISTOPHER SMITH
DAVID SMITH
ANDREW TAN
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG**
KAREN TO
TRACY WUT
RICKY YIU

REGISTERED FOREIGN LAWYERS
SCOTT D. CLEMENS (NEW YORK)
JOHN V. GROBOWSKI (WASHINGTON, DC)
STANLEY JIA (NEW YORK)
ANDREAS W. LAUFFS (NEW YORK; GERMANY)
WON LEE (NEW YORK)
FLORENCE LI (NEW YORK)
JULIE JIMMERSON PENG (CALIFORNIA)
ALLEN SHYU (ILLINOIS)
JOSEPH T. SIMONE (CALIFORNIA)
HOWARD WU (CALIFORNIA)
SIMONE W. YEW (CALIFORNIA)
WINSTON K.T. ZEE (WASHINGTON, DC)

*Notary Public
**China-Appointed Attesting Officer

Baker & McKenzie, a Hong Kong Partnership, is a member of Baker & McKenzie International, a Swiss Verein.

Annex 1

**A List of Documents Made Public
in connection with the Listing since our last submission on February 7, 2007:**

1. Announcement of a Major Transaction in connection with the Construction of New Vessels – Delay in Despatch of Circular, released on February 13, 2007, in English and in Chinese.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

A21

THE STANDARD 13 FEB 2007

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

MAJOR TRANSACTION
CONSTRUCTION OF NEW VESSELS
DELAY IN DESPATCH OF CIRCULAR

Reference is made to the Announcement issued by the Company in connection with the construction of new vessels. The Company has applied to the Stock Exchange for an extension of time for the despatch of the circular to a day falling on or before 26th March, 2006.

Reference is made to the announcement dated 2nd February, 2007 (the "Announcement") issued by the Company in connection with the construction of new vessels, which constitute a major transaction for the Company under the Listing Rules. Terms defined in the Announcement shall have the same meaning when used herein unless the context otherwise requires.

Pursuant to Rule 14.38 of the Listing Rules, a circular (the "Circular") in relation to the construction of new vessels is required to be despatch to the Shareholders by 26th February, 2007. Due to the intervening Chinese New Years holidays and various staff from the Company's auditors and bankers will take advantage of such holidays to take leave for a longer period, the Company's auditors have indicated that they will need addition time to seek external verification from the Company's bankers as required by Rule 14.66(4). In the circumstances, the Company will require additional time to prepare the appropriate working capital statement in the Circular. Accordingly, the Company has applied to the Stock Exchange for a waiver and an extension of time for the despatch of the Circular to a day falling on or before 26th March, 2007.

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China
12th February, 2007

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive Directors, Mr. Yao Zhozhi as non-executive Director and Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

香港經濟日報 A43 13 FEB 2007

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：1138)

主要交易
建造船舶
延遲寄發通函

謹提述本公司就建造船舶而刊發之該公告。本公司已向聯交所申請將寄發通函之日期順延至二零零六年三月二十六日或之前。

謹提述本公司就建造船舶（根據上市規則構成本公司之主要交易）而於日期為二零零七年二月二日之公告（「該公告」）。除文義另有所指外，該公告所界定之詞彙與本公告所使用者具有相同涵義。

根據上市規則第14.38條，本公司須就建造船舶於二零零七年二月二十六日前向股東寄發通函（「通函」）。由於跨越農曆新年假期以及本公司核數師及往來銀行多名職員利用有關假期以放更長之假期，本公司核數師已表示，彼等需要額外時間向本公司往來銀行尋求規則第14.66(4)條所規定之外部核實。在此情況下，本公司將需要額外時間編製通函內之適當營運資金報表。因此，本公司已向聯交所申請豁免及將寄發通函之日期順延至二零零七年三月二十六日或之前。

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

中華人民共和國上海
二零零七年二月十二日

於刊登本公告日期，本公司的董事會是由執行董事李紹德先生、林建清先生、王大雄先生、張國發先生、茅士家先生、王琨和先生，非執行董事姚作芝先生，以及獨立非執行董事馬澤先生、謝榮先生、胡鴻高先生及周佔群先生所組成。

END